[Letterhead of Sutherland Asbill & Brennan LLP]
May       , 2010
VIA E-MAIL & EDGAR
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp. Registration Statement on Form N-2 filed on April 12, 2010 File No. 333-166012
Dear Mr. Minore:
     On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are updated draft responses to two of the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the Company in a letter dated May 18, 2010, to which the Company provided draft responses to the Staff on May 25, 2010. The Staff’s comments are set forth below in italics and are followed by the Company’s updated responses.
Registration Statement
1.	If the Company proposes an offering from this registration statement shortly after its effectiveness, it should file, as part of its next pre-effective amendment, the form of prospectus supplement that the Company intends to use with that offering.

The Company advises the Staff that it will file a form of prospectus supplement as part of the Registration Statement in a pre-effective amendment if the Company proposes an offering from this Registration Statement shortly after its effectiveness. A draft of the proposed form of prospectus supplement is attached hereto.
Borrowings
2.	We note that Wells Fargo Securities has acted as lead underwriter for each of the Company’s five offerings from its shelf registration statement since it was

Mr. Dominic Minore
May       , 2010

declared effective in July 2009. We also note the disclosure on page 48 pertaining to the current borrowing arrangement and related agreements with Wachovia, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association. In your response letter, provide us with your analysis as to the applicability of Investment Company Act sections 57(d)(2) & (e) and, if those provisions are applicable, whether the transaction nevertheless meets the requirements of Investment Company Act section 57(f).

Section 57(d) of the Investment Company Act of 1940 (the “1940 Act”) generally prohibits certain persons related to a BDC in the manner enumerated in Section 57(e) (“Related Persons”) from participating in certain types of transactions with the BDC, absent approval in the manner set forth in Section 57(f) of the 1940 Act by a majority of the BDC’s directors who have no financial interest in the transaction, plan or arrangement and a majority of the BDC’s directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the BDC (such approval being referred to herein as the “Independent Director Approval”). Section 57(d)(2) of the 1940 Act prohibits certain purchase transactions between a BDC and a Related Person unless Independent Director Approval has been obtained.

Among the Related Persons enumerated in Section 57(e) is an “affiliated person”[1] of a “principal underwriter” of or for a BDC. Section 2(a)(29) of the 1940 Act defines a “principal underwriter” of or for a BDC as follows:

Any underwriter who, in connection with a primary distribution of securities: (A) is in privity of contract with the issuer or an affiliated person of the issuer; (B) acting alone or in concert with one or more other persons; initiates or directs the formation of an underwriting syndicate; or (C) is allowed a rate of gross commission, spread, or other profit greater than the rate allowed another underwriter participating in the distribution. [Emphasis added.]

As a result, an “affiliated person” of a “principal underwriter” would be precluded from engaging in the purchase transactions set forth in Section 57(d)(2) of the 1940 Act with a BDC absent Independent Director Approval. Thus, if Wells Fargo Securities, LLC were deemed to be the principal underwriter of or for the Company at the time of the Company’s entry into the borrowing arrangement and

[1]	Section 2(a)(3) of the 1940 Act defines an “affiliated person’’ of another person as “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

Mr. Dominic Minore
May       , 2010

related transactions with Wachovia Bank, N.A. and Wells Fargo Bank, National Association (i.e., “affiliated persons” of Wells Fargo Securities, LLC), the Company would not have been able to pledge the equity interests in its wholly-owned subsidiary, Fifth Street Funding, LLC (“Fifth Street Funding”), to Wachovia Bank, N.A. and Wells Fargo Bank, National Association in connection therewith (assuming arguendo that a pledge is tantamount to the sale of the equity interests of Fifth Street Funding by the Company and a purchase thereof by Wachovia Bank, N.A. and Wells Fargo Bank, National Association) unless the Company had obtained Independent Director Approval.

Wells Fargo Securities, LLC completed the distribution of the Company’s shares of common stock in connection with a shelf offering on October 22, 2009 and the Company had not entered into a new underwriting agreement with Wells Fargo Securities, LLC in connection with another shelf offering until January 22, 2010. Accordingly, Wells Fargo Securities, LLC was not a “principal underwriter” of the Company at the time of the Company’s entry into the pledge with Wachovia Bank, N.A. and Wells Fargo Bank, National Association on November 16, 2009.[2]

This result is dictated by the literal language of the “principal underwriter” definition contained in Section 2(a)(29) of the 1940 Act. As set forth above, the description of a person or entity meeting the definition of that term is worded in the present tense, “any underwriter who . . . is in privity of contract with the issuer or . . . initiates or directs . . . or . . . is allowed . . . .” (Emphasis added.)

The plain meaning of the foregoing language leads to the conclusion that a person is a principal underwriter only while the covered activities are being engaged in, but not once those activities are completed. Indeed, a contrary conclusion would seem to produce the incongruous result that a person or entity who at one time acts as a principal underwriter for a BDC but subsequently has no dealings of any kind with the BDC would be precluded from entering into transactions with the BDC even if those transactions were to take place, for example, twenty years after the underwriting took place. As a result, we do not believe that Sections 57(d)(2) and 57(e) of the 1940 Act apply to the pledge that the Company entered into with Wachovia Bank, N.A. and Wells Fargo Bank, National Association because Wells Fargo Securities, LLC was not a “principal underwriter” of or for the Company at the time thereof.

[2]	Please note that the Company entered into an underwriting agreement with Wells Fargo Securities, LLC and certain other underwriters on September 22, 2009 and the contractual relationship established between the Company on the one hand and Wells Fargo Securities, LLC and the other underwriters on the other hand terminated upon the expiration of the 30-day over-allotment option granted by the Company to Wells Fargo Securities, LLC and the other underwriters thereunder.

Mr. Dominic Minore
May       , 2010

Although not necessary for the resolution of the issue in light of the foregoing discussion, the Company represents that the pledge that it entered into with Wachovia Bank, N.A. and Wells Fargo Bank, National Association is a standard and customary feature of borrowing arrangements and did not involve any overreaching of the Company by either of them. We are aware of at least 13 BDCs other than the Company that have entered or intend to enter into pledge agreements in connection with their borrowing arrangements. Moreover, in light of current economic conditions, many banks and other lenders may not be willing to extend credit to BDCs or other entities on an unsecured basis. Thus, because the pledge that the Company entered into with Wachovia Bank, N.A. and Wells Fargo Bank, National Association is a standard and customary feature of borrowing arrangements and did not involve any overreaching of the Company by either of them, we believe the policy behind the limitations set forth in Section 57 of the 1940 Act (i.e., the prevention of the overreaching of BDCs by their affiliates) is not implicated by the pledge that the Company entered into with Wachovia Bank, N.A. and Wells Fargo Bank, National Association.
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     If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.
Sincerely,
______________________________
Steven B. Boehm
Enclosure

cc:	Mr. Leonard M. Tannenbaum/ Chief Executive Officer Harry S. Pangas, Esq. Anne W. Gray, Esq.